EXHIBIT 99.1

Evaxion promotes Birgitte Rønø to joint role of Chief Scientific and Chief Operating Officer

  Management remit expansion reflecting organization alignment to maximize external engagement and strategy execution

COPENHAGEN, Denmark, April 27, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, that Birgitte Rønø, its Chief Scientific Officer (CSO), will take on the dual responsibilities of CSO and Chief Operating Officer (COO).

The promotion follows an internal management review of the optimal way of working to continue to deliver Evaxion’s strategy through broader external visibility of the power of the AI-Immunology™ platform with partners and investors. It also reflects the recognition of Dr Rønø’s long and extensive contribution to the internal operation of Evaxion over many years.

“I am delighted to announce the promotion of Dr Rønø to the dual role of CSO and COO, reflecting her long contribution to the efficient operation of the company coupled with her deep scientific expertise. Alongside the considerable expertise of the other members of the Evaxion management team, this change leaves us very well placed to continue building and broadening awareness of Evaxion’s unique AI capabilities in immune target discovery, vaccine and other drug product candidate design through to early preclinical and clinical validation,” says Helen Tayton-Martin, CEO of Evaxion.

Following the promotion, Evaxion’s management team remains composed of the following members:

  Helen Tayton-Martin, CEO
  Birgitte Rønø, CSO and COO
  Thomas Schmidt, CFO
  Andreas Mattsson, Chief AI Officer

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.